CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002
364

02003829

SEC FILE NUMBER
~~8-38537~~
8-48306

3/6/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PETERSEN INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROADWAY, 17TH FLOOR

(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERTRAM RILEY **(212) 363-4300**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.

(Name — *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	**NEW YORK**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, BERTRAM RILEY, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of PETERSEN INVESTMENTS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2001

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENT	3-7

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen Investments, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 20, 2002

PETERSEN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash and cash equivalents	$	206,053
Deposit with clearing broker (Note 10)		25,000
Receivable from clearing broker (Note 10)		87,411
Securities owned, at market value		16,720
Property and equipment (less accumulated depreciation of $28,449) (Note 7)		27,228
Deposits receivable		8,853
Other receivables		3,805
Securities owned, not readily marketable, at estimated fair value (Note 8)		3,300
Loans and advances		2,032
Prepaid expenses		1,000
TOTAL ASSETS	$	381,402

LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to clearing broker (Note 10)	$	23,751
Accrued expenses		210,956
Corporate income tax payable		5,000
Total Liabilities		239,707
Commitments and contingent liabilities (Note 9)		
Stockholder's equity		
Common stock, without par value, authorized 2500 shares, issued and outstanding 100 shares		3,680
Paid-in capital		263,958
Deficit		(125,943)
Total Stockholder's Equity		141,695
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	381,402

The accompanying notes are an integral part of these financial statements.

PETERSEN INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD")

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related lease of 5 years. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2001.

NOTE 3- CASH AND CASH EQUIVALENTS

Cash at December 31, 2001 included the following:		
Cash in bank	$	27,591
Pro-checking money market at clearing broker		178,462
	$	206,053

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981 and state taxing authorities in 1997. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
Local	$ 5,000	$ -	$ 5,000

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital was $89,400 which was $73,419 in excess of its required net capital of $15,981. The Company's aggregate indebtedness to net capital ratio was 2.68 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2001:

Automobile	$ 20,000
Furniture and fixtures	10,723
Computers	18,940
Equipment	6,014
	55,677
Less accumulated depreciation and amortization	(28,449)
	$ 27,228

NOTE 8- SECURITIES OWNED, NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Equities	$	3,300

NOTE 9- COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into a lease agreement for office space that expires on September 30, 2003. The Company also rents storage space on a month to month basis. Rental expense for 2001 was $61,601. Remaining commitments under the operating lease are as follows:

Year Ending December 31,		Amount
2002	$	66,103
2003		50,463
	$	116,566

NOTE 10- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

		Receivable		Payable
Deposit at clearing broker	$	25,000	$	-
Receivable from clearing broker		87,411		-
Payable to clearing broker		-		23,751
	$	112,411	$	23,751

NOTE 11- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.